Turbo Energy, S.A.

Plaza de América 2, 4AB

Valencia, Spain 46004

December 12, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Turbo Energy, S.A.
Registration Statement on Form F-3
File No. 333-291470

Ladies and Gentlemen:

Pursuant to Rules 460 and 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Turbo Energy, S.A. (the “Company”) respectfully requests that the effective date of the registration statement referred to above (the “Registration Statement”) be accelerated so that it will become effective at 4:00 p.m., Eastern Time, on Tuesday, December 16, 2025, or as soon thereafter as possible. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Satin and Lee Law P.C. by calling Elliot Lee, Esq. at (516) 421-6103. We also respectfully request that a copy of the written order from the Securities and Exchange Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Satin and Lee Law P.C., Attention: Elliot Lee, Esq., by facsimile to (516) 421-6105 or email at elee@satinandlee.com.

If you have any questions regarding this request, please contact Elliot Lee, Esq. of Satin and Lee Law P.C. at (516) 421-6103.

Very Truly Yours,

By:	/s/ Mariano Soria
Name:	Mariano Soria
Title:	Chief Executive Officer

cc:	Elliot Lee, Esq., Satin and Lee Law P.C.